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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                            LENNOX INTERNATIONAL INC.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    526107107
                                 (CUSIP Number)

                                February 28, 2001
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|         Rule 13d-1(b)
|_|         Rule 13d-1(c)
|X|         Rule 13d-1(d)



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CUSIP No. 526107107                    13 G                    Page 2 of 5 Pages

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [ENTITIES ONLY]

       Nancy E. Roman
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                         (b) |X|

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3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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            5    SOLE VOTING POWER

                 40,062 shares
  NUMBER OF --------------------------------------------------------------
   SHARES   6    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY        2,848,247 shares
  EACH      --------------------------------------------------------------
REPORTING   7    SOLE DISPOSITIVE POWER
PERSON
  WITH           40,062 shares
            --------------------------------------------------------------
            8    SHARED DISPOSITIVE POWER

                 2,848,247 shares
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       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
       2,888,309 shares
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.2%
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12     TYPE OF REPORTING PERSON*

       IN
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                            STATEMENT ON SCHEDULE 13G


     This statement on Schedule 13G relates to the common stock, par value $.01 per share ("Common Stock"), of Lennox International Inc., a Delaware corporation (the "Company"), and is filed by Nancy E. Roman. Mrs. Roman holds directly (as to 40,062) and indirectly (as to 2,848,247) the shares of Common Stock reported as beneficially owned in this statement.

Item 1.     Name of Issuer.

            (a)  The name of the issuer is Lennox International Inc.

            (b) The address of the principal executive offices of the issuer is 2140 Lake Park Blvd., Richardson, TX 75080.

Item 2.     Name of Person Filing.

            (a)  This statement on Schedule 13G is filed by Nancy E. Roman.

            (b)  The address of the  principal business office of Mrs. Roman is
                 c/o   Lennox   International   Inc.,  2140  Lake  Park  Blvd.,
                 Richardson, TX 75080.

            (c)  Mrs. Roman is a United States citizen.

            (d) The class of securities to which this statement relates is the Common Stock of the Company.

            (e)  The CUSIP number for the Common Stock is 526107107.

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

                        This item is inapplicable.

Item 4.     Ownership.

            (a)  Amount beneficially owned as of March 1, 2001: 2,888,309 shares

            (b)  Percent of class as of March 1, 2001: 5.2%

            (c)  Number of shares as to which the reporting person has:

                    (i)   sole power to vote or direct the vote: 40,062


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                    (ii)  shared power to vote or direct the vote: 2,848,247

                    (iii) sole power to dispose or to direct the disposition of:
                          40,062

                    (iv) shared power to dispose or to direct the disposition of: 2,848,247

Item 5.     Ownership of Five Percent or Less of a Class.

            This item is inapplicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            This item is inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            This item is inapplicable.

Item 8.     Identification and Classification of Members of the Group.

            This item is inapplicable.

Item 9.     Notice of Dissolution of Group.

            This item is inapplicable.

Item 10.    Certification.

            This item is inapplicable.


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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 6, 2001


                                                     /s/ Nancy E. Roman
                                                     ---------------------------
                                                     Nancy E. Roman